UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 16, 2010

Cadbury plc

(Translation of registrant’s name into English)

England

(Jurisdiction of incorporation or organization)

Cadbury House

Sanderson Road

Uxbridge

Middlesex UB8 1DH

(Address of principal executive office)

Indicate	by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒ Form 20-F ☐ Form 40-F

Indicate	by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T

    Rule 101(b)(1):    ☐

Indicate	by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T

    Rule 101(b)(7):    ☐

Indicate	by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

Item 9.01.	Exhibits.

(d)	The following exhibit is being furnished with this Current Report on Form 6-K.

Exhibit Number	Description

99.1	Cadbury plc Annual Report and Accounts for the Year Ended December 31, 2009.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Cadbury plc

Date: April 16, 2010	By:	/S/ HENRY A. UDOW
	Name:	Henry A. Udow
	Title:	Company Secretary